EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports
Second Quarter 2013 Financial Results

YAHUD, ISRAEL, August 29, 2013 -- Magal S3 Ltd. (NASDAQ GMS: MAGS) today announced its financial results for the three and six month period ended June 30, 2013. Management will hold an investors’ conference call later today, at 10 a.m. Eastern Time and 5 p.m. Israel time, to discuss the results.

SECOND QUARTER 2013 RESULTS SUMMARY

Revenues for the second quarter of 2013 decreased to $12.2 million. This is compared with $16.4 million in revenues for the second quarter of 2012.

Gross profit in the quarter was $4.9 million, or 39.8% of revenues, compared to gross profit of $7.2 million, or 44.1% of revenues in the second quarter of 2012. The variance in the gross margin between the quarters reflects changes in the revenue mix.

Operating loss in the quarter was $1.1 million, compared to an operating profit of $0.5 million in the second quarter of 2012.

Financial income, net in the quarter amounted to $411 thousand compared to financial income of $662 thousand in the second quarter of 2012.

Net loss in the quarter was $716 thousand or $0.04 per share, compared with net income of $938 thousand, or $0.06 per share, in the second quarter of 2012.

Cash and short term deposits net of current bank debt, as of June 30, 2013, were $34.2 million, or $2.12 per share, compared with cash and short term deposits net of current bank debt of $41.0 million, or $2.55 per share, on December 31, 2012. In the first half of 2013, Magal used $2.4 million in cash to acquire WebSilicon, a Cyber security company, and $0.7 million in capital investments.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, “While we executed on some very large turnkey projects in 2011 and 2012, in 2013 our projects were of a smaller scale and less profitable. Global economic conditions continue to be challenging, however, we expect to see an improvement in our profitability in the second half of the year. We also see 2013 as a year of investment in Magal’s future. We continued to invest in CyberSeal, our new name for WebSilicon, in developing our PIDS portfolio, and in expanding our presence in key territories for our projects business.”

Continued Mr. Livneh, “We are taking advantage of our strong level of cash to bolster our presence in a number of emerging markets where site security is becoming ever more important. In particular, we are currently looking to strengthen our presence in Brazil and Africa and we have already started to reap the rewards from our increased presence in India. I remain excited about our future potential.”

INVESTORS’ CONFERENCE CALL INFORMATION

The Company will host a conference call later today, August 29, 2013, at 10 a.m. Eastern Time and 5 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 668 9141; Israel: 03 918 0609 ; UK: 0 800 917 5108 ; Intl.: +972 3 918 0609

Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers holistic and integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and holistic Cyber Security solutions.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

FOR MORE INFORMATION:

Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@ccgisrael.com

** Financial Tables to Follow **

MAGAL S3 LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Six Months Ended June 30,			Three Months Ended June 30,
	2013	2012	% change	2013	2012	% change
Revenue	$25,685	$31,980	(19.7)	$12,231	$16,427	(25.5)
Cost of revenue	15,862	18,288	(13.3)	7,360	9,188	(19.9)

Gross profit	9,823	13,692	(28.3)	4,871	7,239	(32.7)
Operating expenses:
Research and development, net	1,931	2,070	(6.7)	962	1,038	(7.3)
Selling and marketing	6,305	7,994	(21.1)	3,092	4,211	(26.6)
General and administrative	3,553	3,019	17.7	1,893	1,516	24.9
Total operating expenses	11,789	13,083	(9.9)	5,947	6,765	(12.1)

Operating income (loss)	(1,966)	609		(1,076)	474
Financial expense income, net	(258)	(442)		(411)	(662)

Income (loss) before income taxes	(1,708)	1,051		(665)	1,136

Income tax expense	84	67		51	198

Net income (loss)	(1,792)	984		(716)	938

Basic net earnings (loss) per share	$(0.11)	$0.06		$(0.04)	$0.06

Diluted net earnings (loss) per share	$(0.11)	$0.06		$(0.04)	$0.06

Weighted average number of shares used in computing basic net earnings per share	16,130,366	15,934,322		16,147,522	16,045,939

Weighted average number of shares used in computing basic net earnings per share	16,130,366	15,994,292		16,147,522	16,112,245

	Six Months ended June 30,		Three Months ended June 30,
	2013%	2012%	2013%	2012%

Gross margin	38.2	42.8	39.8	44.1
Research and development, net as a % of revenues	7.5	6.5	7.9	6.3
Selling and marketing as a % of revenues	24.5	25.0	25.3	25.6
General and administrative as a % of revenues	13.8	9.4	15.5	9.2
Operating margin	(7.7)	1.9	(8.8)	2.9
Net margin	(7.0)	3.1	(5.9)	5.7

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2013	2012
CURRENT ASSETS:
Cash and cash equivalents	$18,676	$39,463
Short-term bank deposit	20,722	4,468
Restricted deposit	314	2,460
Trade receivables, net	16,489	17,920
Unbilled accounts receivable	1,562	2,394
Other accounts receivable and prepaid expenses	2,244	2,671
Inventories	7,798	8,535
Deferred income taxes	825	502
Total current assets	68,630	78,413

LONG TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	874	1,048
Long-term deposits and restricted bank deposits	37	48
Severance pay fund	2,418	2,220
Total long-term investments and receivables	3,329	3,316

PROPERTY AND EQUIPMENT, NET	7,271	7,122

GOODWILL AND OTHER INTANGIBLE ASSETS, NET	6,310	2,185

TOTAL ASSETS	$85,540	$91,036

CURRENT LIABILITIES:
Short-term bank credit	$5,531	$5,358
Current maturities of long-term bank debt	23	33
Trade payables	4,212	6,725
Customer advances	4,387	6,895
Other accounts payable and accrued expenses	8,760	10,200
Total current liabilities	22,913	29,211

LONG-TERM LIABILITIES:
Long-term bank debt	-	6
Deferred income taxes	346	210
Accrued severance pay	3,679	3,283
Total long-term liabilities	4,025	3,499

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 1 par value - Authorized: 39,748,000 shares at
June 30, 2013 and December 31, 2012;
Issued and outstanding: 16,147,522 shares at June 30, 2013
and 16,098,022 shares at December 31, 2012	4,901	4,887
Additional paid-in capital	68,091	66,183
Accumulated other comprehensive income	3,900	4,749
Foreign currency translation adjustments (Company's stand alone
financial statements)	3,219	2,224
Accumulated deficit	(21,509)	(19,717)
TOTAL SHAREHOLDERS' EQUITY	58,602	58,326

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$85,540	$91,036